March 24, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Johnny Gharib

RE:	AtheroNova Inc. Preliminary Proxy Statement on Schedule 14A Filed on March 14, 2014 File No. 000-52315

Ladies and Gentlemen:

AtheroNova Inc. (the “Company,” “we” or “us”) hereby respectfully submits its response to the Staff’s comments made by letter dated March 21, 2014, relating to the Company’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on March 14, 2014. The Company’s response is preceded by a reproduction of the Staff’s comment contained in the March 14, 2014 letter. The Company has filed this response letter on EDGAR under the form label CORRESP, as requested.

Comment:

We note that the reverse stock split discussed in Proposal 2 will result in an increase to the number of authorized but unissued shares available under your Amended and Restated Certificate of Incorporation. Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split. If you have no such plans, arrangement or understandings, please revise your disclosure to so state.

Response:

In response to the Staff’s comment, we intend to insert the following sentence in the section entitled “Reasons for Proposed Amendment” of Proposal 2—Approval of Reverse Stock Split of our definitive proxy statement on Schedule 14A:

“We have no specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the reverse stock split.”

We acknowledge that:

●	we are responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 476-1100.

Very truly yours,

ATHERONOVA INC.

/s/ Mark Selawski
Mark Selawski
Chief Financial Officer